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Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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Milan
June 24, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549

Attn: Christopher Edwards

Re:	PDL BioPharma, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on June 5, 2020
File No. 000-19756

Ladies and Gentlemen:

We are in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated June 18, 2020 (the “Second Letter”) with respect to the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of PDL BioPharma, Inc. (the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Second Letter. All terms used but not defined herein have the meanings assigned to such terms in the Preliminary Proxy Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed on June 5, 2020

Background of the Proposed Dissolution and Plan of Dissolution, page 30

1.
We note that your response to prior comment 2 addresses potential competitive disadvantage but does not address whether disclosure concerning offers, indications of interest, and negotiations are required or material to the voting decision. Please provide us with an analysis or revise to disclose this information.

Company’s Response: The Company respectfully advises the Staff, after careful consideration, that disclosure concerning offers, indications of interest, and negotiations are neither required nor material to stockholders decision whether to vote in favor or against the Dissolution Proposal.

Disclosure concerning offers, indications of interest, and negotiations are not material to stockholders decision whether to vote in favor or against the Dissolution Proposal because the Company has disclosed its estimates for the approximate amount of cash and other non-cash assets that the Company will distribute to stockholders in connection with the Dissolution. Additionally, on pages 11 and 34 through 36 the Company describes in detail the assumptions underlying its estimates, factors affecting the asset values, and forms of potential non-cash assets that could be distributed in connection with the Dissolution. Stockholders are not being asked to approve any specific sale or distribution of the Company’s assets, but the estimates and the assumptions underlying the estimates provide the material information stockholders need to evaluate the Dissolution Proposal, specifically what effect would the Dissolution have on stockholders, what process the Company has completed in recommending the Dissolution Proposal, what value stockholders can expect to receive in the event the Dissolution is pursued and what assumptions underly those expectations. The Company has provided sufficient information regarding the estimated value and form of the assets stockholders may expect from the Dissolution and the process and assumptions to lead to those estimates such that disclosures concerning offers, indications of interest and negotiations with parties that may not lead to a definitive agreement regarding the sale of any particular asset are not material.

In addition to not being material to stockholders voting decision, disclosures concerning offers, indications of interest and negotiations for the Company’s different assets are not required. Item 14(b)(7) of Schedule 14A requires disclosure of the information required by Item 1005(b) of Regulation M-A, “for the parties to the transaction and their affiliates during the periods for which financial statements are presented or incorporated by reference under this Item.” Item 1005(b) of Regulation M-A directs issuers to “[d]escribe any negotiations, transactions or material contacts . . . between the filing person . . . and the subject company or its affiliates” concerning the proposed action, in this case the dissolution. Although the Company is attempting to monetize its assets through potential sales of its various assets, the “subject company” and the only party to the Dissolution is the Company. Thus the applicable required response to Item 14(b)(7) is to describe the Company’s and the Board’s process and reasoning for deciding to pursue the Dissolution which is discussed throughout the Preliminary Proxy Statement, including on pages 30 through 36.

The Company also notes that it has disclosed on pages 9, 15 and 36 of the Preliminary Proxy Statement that if the Company enters into a transaction to sell all or substantially all of its assets prior to the time, if any, that the Company files a certificate of dissolution with the Secretary of State of the State of Delaware, additional stockholder approval would be required prior to consummation of the transaction. In soliciting stockholder approval for such sale of all or substantially all the Company’s assets, the Company would comply with all required disclosure requirements, which would include the information required by Item 1005(b) of Regulation M-A as it pertains to interactions between the Company, or its affiliates, and the party or parties purchasing the Company’s assets.

General

2.	We note your response to prior comment 5. Please revise page 41 to disclose, if true, that you would file a Schedule 13E-3 in the event that your plans change and you sell to affiliates, or advise.

Company’s Response: The Company plans to add the following disclosure on page 41 in an amendment to the Preliminary Proxy Statement in response to the Staff’s comment:

In the event that our plans change and we engage in a transaction identified in Rule 13e-3 with an affiliate, we would comply with the requirements of Rule 13e-3, including filing a Schedule 13e-3.

Please do not hesitate to contact me at (858) 523-3950 with any questions or comments regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Jacob D. Steele

Jacob D. Steele
of LATHAM & WATKINS LLP

Enclosures

cc:	Christopher Stone, PDL BioPharma, Inc.
Nathan Kryszak, PDL BioPharma, Inc.
Edward Imbrogno, PDL BioPharma, Inc.
Cheston J. Larson, Latham & Watkins LLP
Michael A. Treska, Latham & Watkins LLP
Christopher G. Geissinger, Latham & Watkins LLP
James Anderson, PricewaterhouseCoopers LLP